Strengths to build on

RECEIVED
2006 SEP 19 P 12:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016965

SUPPL

Interim Report 2006

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Legal & General


Worldwide New Business APE[1] (£m)
Six months to 30 June
2002 498
2003 453
2004 511
2005 652
2006 896
New Institutional Funds (£bn)
Six months to 30 June
2002 7.2
2003 6.0
2004 8.7
2005 6.9
2006 10.8
Dividend per share (pence)
Six months to 30 June
2002 1.53
2003 1.57
2004 1.61
2005 1.65
2006 1.74
Half year
Full year

1 Annual Premium Equivalent is total new annual premiums plus 10% of single premiums.



SHAREHOLDER COMMUNICATIONS PREFERENCE FORM

As communicated to you in our 2005 Annual Report, we will be introducing Summary Financial Statements next year. Should you wish to continue receiving the full Annual Report, or to sign up to E-communications, please read the information overleaf.

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SHAREHOLDER COMMUNICATIONS PREFERENCE FORM

This form explains what you need to do to ensure that you register your preferences in respect of future Shareholder Communications.

If you wish to continue to receive the full version of the Annual Report instead of the Summary Financial Statement (Short Form Report), please see Section 1.

If you wish to register to receive future Shareholder Communications electronically, please see Section 2.

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SECTION 1 – Annual Report

In future, unless shareholders have expressly stated that they wish to receive the full version of the Annual Report, they will receive only the Short Form Report. For many shareholders, this will contain all the information they need. However, should you wish to continue receiving the full version of our Annual Report, please complete the following:

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This form should be returned to Lloyds TSB Registrars using the pre-paid envelope provided. It must arrive no later than 31 December 2006 in order to apply to the Annual Report 2006.

SECTION 2 – Shareholder Electronic Communications (E-comms)

Unless a shareholder has indicated a preference for electronic communications, all communications are sent by post to the shareholder's registered address.

As an alternative to receiving printed versions of shareholder documentation, you can access E-comms documents via our website, www.legalandgeneralgroup.com. The information available includes the Full Annual Report, Notice of AGM and Form of Proxy, as well as the Interim Results.

To register for E-comms simply visit the Lloyds TSB Registrars' website http://www.shareview.co.uk and click on "Register now", then select Legal & General from the list of companies. You will need your account number (also referred to as your unique reference number or shareholder reference) which can be found on your dividend tax voucher or share certificate.

Once you have registered for E-comms you will no longer receive shareholder documents by post. Instead you will receive an email telling you when such documents become available on our website.

For many shareholders, E-comms provides a prompt and convenient means of communication. It can also provide a more environmentally friendly and cost efficient method of delivering large amounts of

"Legal & General delivered another strong set of results in the first half of 2006. We have been successful in seizing opportunities in a changing and growing marketplace. We continue to challenge the organisation to find new opportunities to improve the business model and to deliver further profitable growth."

OVERVIEW OF RESULTS

Worldwide new business increased by 37% in Annual Premium Equivalent (APE) terms to £896m (H1 2005: £652m). New UK life and pensions business was 16% higher at £496m (H1 2005: £426m), driven by growth in savings, individual protection and bulk purchase annuities. UK retail investments new business more than doubled from £169m to £342m APE, benefiting from a large institutional transfer, but also from good underlying retail demand. Our investment management business attracted £10.8bn of new institutional funds under management.

On a European Embedded Value (EEV) basis, the Group's profit before tax decreased marginally to £676m (H1 2005: £705m) as a result of lower equity market performance in H1 2006 compared with H1 2005. EEV operating profit was up 17%, reflecting strong results in our UK life, pensions and investment management businesses. The present value of new business premiums (PVNBP) margin on sales of UK life and pensions products increased from 4.6% for the full year 2005 to 4.9%, with higher margins in all non profit business categories. The internal rate of return on new non profit business was 16% in H1 2006 (FY 2005: 15%). The contribution from new UK life and pensions business of £179m grew by 39% (H1 2005: £129m), benefiting from improved margins, sales and mix. Overall UK life and pensions operating profit was up 19% for the half year to £405m (H1 2005: £340m). Our overseas operations generated an increase of 13% in operating profit from £45m in H1 2005 to £51m in H1 2006.

On an International Financial Reporting Standards (IFRS) basis, operating profit increased by 12% from £298m in H1 2005 to £334m in H1 2006. Operating profit from our investment management business grew by 35% to £65m (H1 2005: £48m), demonstrating the benefits of scale and quality of execution. General Insurance operating profit was £2m for the half year (H1 2005: £4m). This lower level of profit was the result of closure costs associated with our decision to withdraw from our small position in the motor insurance market and increased competition in the broker channel.

Dividend

The Board has recommended an interim dividend of 1.74 pence per share, an increase of 5% on the 2005 interim dividend of 1.65 pence per share. This will be paid on 2 October 2006 to shareholders registered at the close of business on 8 September. The shares will go ex-dividend on 6 September and a Dividend Re-investment Plan is available to shareholders.

HIGHLIGHTS OF THE PERIOD

Worldwide new business APE £896m:	**+37%**
UK individual new business APE £754m:	**+46%**
EEV[1] new life and pensions contribution £192m:	**+37%**
£10.8bn new institutional funds under management:	**+56%**
IFRS[2] operating profit £334m:	**+12%**
Interim dividend 1.74p:	**+5%**

Congratulations to our Chairman, Rob Margetts, on being awarded a knighthood in the Queen's Birthday Honours for services to science and business.

1 European Embedded Value
2 International Financial Reporting Standards

Left: **Sir Rob Margetts**
Chairman
Right: **Tim Breedon**
Group Chief Executive

REFLECTIONS ON OUR UK BUSINESS

Robin Phipps, Group Executive Director (UK) has been running Legal & General's growing UK operations since 2001. Here he reflects on the attractions of doing business in the UK.

Q: Why is the UK the place to be?
A: Because the UK is a large, well-established and growing market, and one which we know very well.

The savings, protection and investment market has grown 7.2% per annum for the last decade, and in 2005 was worth £14bn. The fundamentals mean that we believe this market will continue growing. Why? Because of increasing personal incomes, demographics, a strong professional adviser community, and a growing awareness among customers of the need to make proper financial provision for themselves and for their families.

New pensions simplification legislation, which came into effect on 6 April this year, has been a significant driver of industry growth. Pensions transfers, where customers consolidate their assets into a single pool, and pension scheme restructuring will, we believe, continue to stimulate the market in the near term. The new legislation will also provide customers with greater options for their savings.

For all these reasons, we believe the UK market provides plenty of opportunities to grow our business further.



Robin Phipps
Group Executive Director (UK)

Q: But isn't it a highly competitive market?
A: All markets are competitive. More important is whether you have been successful in building sufficient competitive advantage to enable you to lead the competition. We have. Ten years ago, we were barely a top ten office. Today, we're in the top three, with market share of around 10%. And we're still growing, and growing profitably, across a broad range of products covering the protection, savings and investment needs of both individuals and companies.

Q. Can it all continue?
A: Competition has led to an increasing concentration of insurance companies writing new business, and this favours us. We've built our position by consistently focusing on simple, good value for money products; very strong, wide and flexible distribution; highly efficient administration; capital strength; and real expertise in investing money. Our brand stands for all of these things.

Q: And what about the future?
A: I am delighted with our achievements so far. We need to continue doing what we are doing but to strive to do it even better. We must carry on investing in our systems and in our people, continue extending our distribution reach and pursuing opportunities. But it is ultimately our customers and their requirements that will drive the shape of our business going forward. We must ensure that we understand their needs and create products and services that will meet them, or even anticipate them. It is in this way that we will build further competitive advantage.

NEW BUSINESS

UK life and pensions

Protection

Individual protection annual premiums grew by 16% to £78m (H1 2005: £67m), against a backdrop of an improved housing market. We successfully launched a pension term assurance product in April this year and are encouraged by performance to date, with the product recently accounting for over 30% of Independent Financial Adviser (IFA) life insurance applications.

Scale is critical in the individual protection segment, where we estimate that we have increased market share by three percentage points in Q1 2006 to nearly 20% (Q4 2005: 17%). We continue to invest in our underwriting expertise and infrastructure to improve further our competitive position.

Group Risk annual premiums fell by 21% to £33m (H1 2005: £42m). 2004 and 2005 new business figures benefited from the withdrawal of a competitor at the end of 2003. We have seen broadly stable annual premiums in Q2 2006 of £16m against £17m in Q1 2006.

Overall, protection volumes increased by 16% to £555m in the first half of 2006 (H1 2005: £478m) on a PVNBP basis and by 2% on an APE basis. The PVNBP growth rate reflects the change in mix towards individual business, where, on average, we expect to receive premiums for longer than on group business.

Annuities

The high level of competitive activity in the individual annuity market, which we noted during 2005, continued in the early part of 2006. Although single premium individual annuities decreased from £458m in H1 2005 to £209m in H1 2006, our competitive position improved significantly in the second quarter of 2006. Single premiums nearly trebled from £56m in Q1 2006 to £153m in Q2 2006, as bond yields rose and as customers, who had delayed their purchase until the application of new pensions A-Day tax rules, entered the market. The resulting uplift in application volumes has yet to be fully reflected in completed sales. As announced earlier this year, we became the default annuity provider for Skandia's maturing pension customers in May. The bulk purchase annuity business saw high levels of sales and quotation activity in the first half of this year. We completed more than 150 new policies, with an average case size of just over £3m. This lifted single premiums by 52% to £499m (H1 2005: £329m). We continue to focus on service excellence and have substantial pricing and processing expertise, built up over some 20 years, in managing high volumes of schemes. We believe that there is opportunity for significant additional growth in new products offering longevity risk management to larger schemes and we have seen early signs of increased activity in this area.

Savings: Unit linked bonds

Legal & General's Portfolio Bond was an important driver behind the 29% increase in premiums to £1,213m in the first half of 2006 (H1 2005: £939m). In the year to date, over 25% of new bond business from IFAs came through the Cofunds platform, which provides advisers with the opportunity to simplify their administration while offering access to a wide range of funds. We believe the strength of our open architecture offering will be an important factor in driving and shaping our bond business in the future.

Savings: Pensions

We saw strong growth in pension volumes in the first half of 2006 to £535m from £471m in H1 2005 on a PVNBP basis, driven primarily by our success in the corporate segment. Taking advantage of the open architecture model, we launched our Self Invested Personal Pension on the Cofunds platform in April this year. The public debate on the future of pensions saving in the UK has, we believe, helped to increase awareness among consumers of the need to save for retirement. Additionally, pensions A-Day has stimulated the pensions transfer market, as investors seek to consolidate their assets into a single pool.

With-profits

The strength of the pensions market has also fed into sales of pensions products written in the with-profits part of the long term fund. This includes those unit linked contracts which offer a with-profits option. The historically higher margin with-profits bond contracts

Protection retail market share (%)



2000
6.1
2001
12.6
2002
14.0
2003
14.2
2004
17.4
2005
17.1
Q1 2006
19.9

Growth in Portfolio Bond and other unit linked bond new business (£m)



2001
104
2002
259
2003
533
2004
1,418
2005
2,082
H1 2006
1,213
Portfolio Bonds
Other unit linked bonds

continued to decline, decreasing by 59% to £42m of single premiums in H1 2006 (H1 2005: £103m).

UK distribution

The Cofunds platform continues to play an important part in our distribution strategy. At the end of January 2006, we made the Legal & General Portfolio Bond available to IFAs via the platform. This provides investors with the opportunity to invest in over 200 funds, with all the additional administrative benefits the platform technology offers. This was followed by the launch of our Self Invested Personal Pension in April. Both products have been well received by the IFA market. We are delighted with performance to date and will continue to invest in the integration of our products onto the Cofunds platform, in line with our original business plan.

Our business partnership with Connells, one of the UK's largest estate agencies, began trading in the first week of July and, more recently, we announced an agreement with Citibank to offer protection products to their UK customers. We now work with over 30 UK banks and building societies as business partners.

The scale, breadth and efficiency of our distribution continue to underpin our success in the savings, protection and investment markets in the UK.

International life and pensions

Although market conditions remained difficult, sales in our US operation increased by 6% to £145m (H1 2005: £137m) on a PVNBP basis. New business was little changed in France at £195m (H1 2005: £198m) and increased by 10% in the Netherlands to £142m (H1 2005: £129m), driven largely by strong single premium sales. Overall, new business from our overseas operations rose by 4% to £482m.

Investment management

Retail investments

UK retail investment sales of £342m APE in the first half of 2006 (H1 2005: £169m) benefited from a £1.3bn single premium institutional transfer. Funds under management stood at £19.3bn at 30 June 2006. Legal & General is currently the UK's third largest retail investments provider (Source: Investment Management Association monthly rankings – May 2006).

Institutional fund management

Legal & General Investment Management achieved yet another outstanding new business result in the first half of 2006, winning £10.8bn (H1 2005: £6.9bn) of new funds under management. £1.9bn of this was received from non-pension fund institutions.

PROFITABILITY – EEV BASIS

UK life and pensions

The contribution from new business increased by 39% from £129m to £179m, benefiting from improved sales, mix and margins.

The expected return from in-force business increased by 9% from £145m to £158m, reflecting the unwind of a lower opening discount rate of 7.1% (2005: 7.5%) on a higher opening embedded value.

Opening adjustments to reflect a revision of assessments of prior and future tax resulted in a broadly net neutral impact on EEV operating profit. These have been reported as a positive experience variance and a similar reduction in the return from the shareholder net worth. Excluding this, underlying variances and assumption changes were a small positive. The bulk purchase annuity data loading project once again had a positive impact, with £17m in experience variances and £15m in assumption changes. Persistency, mortality and morbidity experience on our overall book of business are subject to full annual investigations and operating assumptions are normally fully reviewed during the second half. In the first half of 2006, there were small negative persistency variances on with-profits bonds and pensions, partly offset by positive mortality and morbidity experience variances from group protection business. In addition, there were minor expense assumption changes, relating to a number of products and to future office rental costs.

Development costs of £10m (H1 2005: £5m) relate primarily to the development of the Cofunds platform.

International life and pensions

EEV operating profit from our international operations grew by 13% to £51m (H1 2005: £45m), with increased results across our businesses. In the Netherlands, operating profit grew by 6% to £17m (H1 2005: £16m), reflecting higher sales and lower


2005
477
2006
560

with improved margins. On the in-force book, adverse mortality assumption changes were offset by favourable persistency. In the USA, the decline in new business in 2005 increased the unit expenses in the first half of this year, giving rise to a negative margin of 1.9% on new business (H1 2005: positive 2.2%). The margin does not include any benefit from Triple X financing, which we expect to complete in the second half of 2006. Higher expected return from in-force business was partially offset by a small adverse mortality variance. Total operating profit in the USA grew by 5% to £20m (H1 2005: £19m).

PROFITABILITY – IFRS BASIS

UK life and pensions

The distribution relating to non profit and shareholder net worth in any year is based on the formula which was agreed with our regulator. It is calculated as 7% of the embedded value of the shareholder retained capital (SRC) and Sub-fund and 5% of the embedded value of the non profit business. The shareholder net worth and the value of the non profit business both increased by 17% from H1 2005 to H1 2006. Overall, the UK life and pensions operating profit increased from £183m at H1 2005 to £215m at H1 2006. The with-profits transfer grew by 25% to £40m (H1 2005: £32m), reflecting increases in bonuses applied to a higher level of maturities and other claims.

International life and pensions

Higher results from our operations in the USA and France were offset by a reduction in reported profits in our operation in the Netherlands due to the accounting rules surrounding the valuation of assets and liabilities. On an IFRS basis, all assets but not all liabilities must be accounted for at fair value, giving rise to a £3m operating loss in H1 2006 against an £18m operating profit in H1 2005. Further volatility should be expected. Operating profit from our US operations increased by 22% to £33m (H1 2005: £27m), reflecting the increased size of the book. In France, operating profit increased to £7m (H1 2005: £nil), largely as a result of gains made on a property sale.

Investment management

Operating profits from our investment management business increased by 35% to £65m (H1 2005: £48m), demonstrating the scalability of the business and continued focus on cost control. The cost/income ratio remained stable at 36% (H1 2005: 36%).

As a result of strong new business inflows, funds under management increased from £204bn at 31 December 2005 to £211bn at 30 June 2006. £152bn of funds at 30 June 2006 were managed on behalf of external clients.

The results of our managed pension funds business on an EEV basis can be found on page 13 of this report. These results reflect growth in new business volumes and the continued benefit of strong persistency.

General insurance

Operating profit in our General Insurance business decreased from £4m in H1 2005 to £2m in H1 2006. This is after providing for £4m in closure costs following our decision to withdraw from our small position in the motor insurance market and to focus on building the household insurance book. We will be ceasing to write new motor insurance business or renew existing cover with effect from 1 September 2006. The motor book generated an operating loss before closure costs of £1m in the first half of 2006 (H1 2005: operating loss of £3m).

Our household insurance business offers greater synergies with our existing protection businesses. 38% of mortgages completed via our Legal & General Partnership Services Ltd network in the first half of the year also included our household insurance. The business saw stable gross premium income of £115m in the first half of this year (H1 2005: £115m). Operating profits were unchanged at £2m (H1 2005: £2m), as an improvement in weather claims was offset by increased competition in the broker channel.

Other operational income

Interest expense has increased following the issuance of €600m of subordinated debt in June 2005. This has been offset by the increased investment return of £69m (H1 2005: £55m), reflecting investment of the issue proceeds prior to their being used to repay the convertible debt in December 2006.

Value added from UK life and pensions new business (£m)


Six months to 30 June
2004
120
2005
129
2006
179
Half year
Full year



Andrew Palmer
Group Director (Finance)

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

EEV basis

The Group's profit before tax decreased marginally to £676m (H1 2005: £705m), with lower equity market performance in the first half of this year compared with the prior period. The investment return on the equity and property portfolio of the UK long term fund was 2.1% above the assumption for the period (H1 2005: 3.7%).

IFRS basis

The pre-tax contribution from SRC reduced from £116m in H1 2005 to £39m in H1 2006 as a result of lower investment returns and a lower net capital release from the non profit business of £110m pre-tax (H1 2005: £138m) and £77m net of tax (H1 2005: £97m).

Within this net release, the new business strain of £279m before financing (H1 2005: £207m) was covered by the expected release from the in-force book of £290m before financing (H1 2005: £198m), all on a net of tax basis. A second tranche of term assurance financing had a benefit of £94m to support new business strain, offset by a £26m partial repayment of the financing put in place in 2005. The overall impact of other movements on the net capital released after tax was a negative £2m (H1 2005: positive £106m).

CAPITAL AND FINANCING

The Group is required to measure and monitor its capital resources on a regulatory as well as an IFRS basis and to comply with the minimum capital requirements of regulators in each territory in which it operates. In general, the regulators require more prudent assumptions than IFRS. Legal & General's total capital resources are substantially in excess of both total regulatory capital and the minimum regulatory capital it is required to hold.

At Group level, the Insurance Groups Directive capital surplus was £2.3bn (31 December 2005: £2.4bn) in excess of the required capital of £3.8bn (31 December 2005: £4.4bn).

The total regulatory capital resources available to Legal & General Assurance Society Limited, the Group's main UK operating subsidiary, amounted to £8.1bn at 30 June 2006 (31 December 2005: £8.5bn) which included an implicit item of £425m (31 December 2005: £540m) in respect of non profit business, and


British Heart Foundation
British Heart Foundation

Community Involvement

At Legal & General we support a wide range of charities and community groups, both nationally and in the areas surrounding our main offices. We also encourage and assist our employees in their own community and charitable involvement.

One of our most successful and longest-standing charity partnerships is with the British Heart Foundation (BHF). Over a number of years we have supported the publication of a range of 'Healthy Lifestyle' brochures and, more recently, we have supported the BHF's 'Think Fit!' pack, aimed at helping and inspiring employers to encourage their staff to take more exercise. We have also successfully engaged our own employees by pitting each of our main offices against each other in a 'Be Active' challenge.

Additionally we provide support, via our Young Excellence Scheme (YES), to a number of young people who have demonstrated exceptional talent in a particular field, to help them pursue their ambitions. We currently have YES members practising music, drama and a wide variety of sporting disciplines including archery, badminton and swimming. A number of these young sportsmen and women are working towards qualification for the 2012 Olympics, and their achievements are truly inspiring. So far during 2006, one YES member, Matthew Clay, has achieved a Gold medal in the Commonwealth Games and an ex-YES member has been



awarded an MBE for services to Paralympic sport.

Please visit our online Corporate Social Responsibility Report at www.legalandgeneralgroup.com/csr which contains further information on our Community Involvement activities as well as our commitments to our various stakeholders.

Top: **Legal & General employees support the British Heart Foundation by taking part in the 'Be Active' challenge.**
Below: **Matthew Clay, YES member and Commonwealth Gold medal winner 2006.**



exceeded the total capital requirements by £4.5bn (31 December 2005: £4.4bn). As at 30 June 2006, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £907m (31 December 2005: £842m). The required Risk Capital Margin (RCM) for the with-profits part of the fund, calculated by reassessing realistic assets and liabilities in financially stressed conditions, was £244m at 30 June 2006 (31 December 2005: £327m). The RCM continued to benefit from management actions, which included refinements to our management of investment market risk.

In March 2006, the £400m undated subordinated notes (upper tier II regulatory capital) raised in March 2004 and required to be treated as equity at the end of 2005, were reclassified as debt following the modification of terms to remove the discretionary nature of the interest.

OUTLOOK

The UK market continues to offer significant opportunities. The public debate around the future of pensions saving in the UK, as well as activity surrounding Pensions A-Day, has increased awareness of the need to save. We expect this to continue to stimulate the savings and investment markets.

We believe there are further opportunities for Legal & General arising from evolution in the pensions arena. In the bulk purchase annuity market, we continue to see strong demand from pension funds seeking to manage mortality, investment and expense risk. Activity remains high and we believe there are early signs of greater demand from larger schemes. Our investment management business continues to benefit from its reputation for excellence in managing pension fund assets.

Open architecture is changing and improving the way we do business with IFAs, tied partners and customers. This technology, which provides a single point of access to multiple funds and investment options, has already made a positive impact in our bond business and has the potential to do so in the pensions segment.

We continue to invest in our technology, our processes and our expertise to ensure that we are able to take advantage of opportunities in our core UK markets going forward.

Capital measures

	30.06.06	31.12.05
SRC[1]	2,591	2,560
With-profits estate	907	842
Risk Capital Margin	244	327
Risk capital coverage	3.7x	2.6x
IGD[2] capital surplus	2,333	2,411
EEV shareholders' equity	7,166	6,970

1 Shareholder Retained Capital
2 Insurance Groups Directive

Consolidated Income Statement

	Notes	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Profit from continuing operations				
Life and pensions	4 / 5	**456**	385	901
Investment management	6	**87**	70	136
General insurance	17	**2**	4	14
Other operational income	18	**15**	18	41
Operating profit		**560**	477	1,092
Variation from longer term investment return	7	**113**	206	870
Effect of economic assumption changes	4	**(18)**	11	8
Property income attributable to minority interests		**21**	11	81
Profit from continuing operations before tax attributable to equity holders		***676***	*705*	*2,051*
Tax		**(198)**	(186)	(563)
Effect of UK tax changes	11	**-**	(276)	(276)
Profit from continuing operations after tax		**478**	243	1,212
Profit from discontinued operations		**-**	13	13
Profit from ordinary activities after tax		**478**	256	1,225
Profit attributable to minority interests	28	**(21)**	(11)	(81)
Profit attributable to equity holders of the Company		**457**	245	1,144
		p	p	p
Earnings per share				
Based on operating profit from continuing operations after tax attributable to ordinary equity holders		**6.19**	5.22	12.02
Based on profit attributable to ordinary equity holders of the Company		**7.05**	3.67	17.42
Diluted earnings per share				
Based on operating profit from continuing operations after tax attributable to ordinary equity holders		**6.07**	5.09	11.74
Based on profit attributable to ordinary equity holders of the Company		**6.89**	3.61	16.89

This financial information was approved by the Board on 26 July 2006.

The results for the six months to 30 June 2006 and 30 June 2005 are unaudited, but have been subject to a review by the Group's independent auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. The published full year 2005 *supplementary financial information on the European Embedded Value (EEV) basis included an auditors' report which was unqualified.* The 30 June 2005 comparatives have been restated. Details of these restatements can be found in Notes 1 and 21.

These figures have been prepared for covered business using the EEV basis. The International Financial Reporting Standards (IFRS) results are included on pages 20 to 26.

Consolidated Balance Sheet

	Notes	At 30.06.06 £m	At 30.06.05 Restated £m	At 31.12.05 £m
Assets				
Investments		**193,050**	163,963	186,413
Long term in-force business asset		**2,943**	2,404	2,738
Other assets		**6,862**	6,080	5,427
		202,855	172,447	194,578
Equity and liabilities				
Ordinary shareholders' equity	13	**7,166**	6,177	6,970
Subordinated borrowings designated as equity	27	**-**	394	394
Minority interests	28	**318**	215	285
Subordinated borrowings	27	**813**	407	415
Unallocated divisible surplus		**1,982**	1,938	1,894
Participating contract liabilities		**19,764**	19,152	20,277
Non-participating contract liabilities		**167,126**	138,687	158,956
Senior borrowings	27	**1,682**	1,566	1,634
Other creditors and provisions		**4,004**	3,911	3,753
		202,855	172,447	194,578

Consolidated Statement of Recognised Income and Expense

Six months ended 30 June 2006

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Fair value losses on cash flow hedges	**(3)**	–	–
Exchange differences on translation of overseas operations	**(25)**	10	22
Actuarial gains/(losses) on defined benefit pension scheme	**64**	(28)	(55)
Actuarial (gains)/losses on defined benefit pension scheme transferred to unallocated divisible surplus	**(28)**	11	22
Net income/(expense) recognised directly in equity	**8**	(7)	(11)
Profit from ordinary activities after tax	**478**	256	1,225
Total recognised income and expense for the period	**486**	249	1,214
Attributable to:			
Minority interests	**21**	11	81
Equity holders of the Company	**465**	238	1,133

1. Basis of preparation

This financial information has been prepared in accordance with the EEV Principles issued in May 2004 by the European CFO Forum. The detailed methodology used was included in the supplementary financial information within the full year 2005 consolidated Group financial statements.

In addition to the restatement described in Note 21, the 30 June 2005 comparative results of Retail investments and Institutional fund management have been combined to create a new segment called Investment management. The Retail investment operating profit of £4m for 30 June 2005 has been reclassified from Other operational income and included in Investment management.

2. New business

	30.06.06 Annual £m	**30.06.06 Single £m**	30.06.05 Annual £m	30.06.05 Single £m	Full year 2005 Annual £m	Full year 2005 Single £m
Life and pensions						
Life	**111**	**1,255**	109	1,042	208	2,251
Individual pensions	**125**	**835**	83	948	170	1,766
Group pensions	**1**	**500**	2	333	4	882
UK	**237**	**2,590**	194	2,323	382	4,899
USA	**21**	**–**	19	–	42	–
Netherlands	**7**	**96**	6	78	13	158
France	**9**	**107**	14	91	17	191
Total worldwide life and pensions business	**274**	**2,793**	233	2,492	454	5,248
Retail investment business						
ISAs – UK	**9**	**315**	9	289	14	422
Unit trusts – UK	**1**	**3,000**	1	1,304	1	2,577
– France	**–**	**10**	–	10	–	25
Institutional fund management[1]	**–**	**8,862**	–	6,815	–	15,018
Limited partnerships	**–**	**41**	–	30	–	87
Other funds	**–**	**1,855**	–	30	–	2,029
Total worldwide new business	**284**	**16,876**	243	10,970	469	25,406

Annual Premium Equivalent (APE) is calculated for total new life and pensions, ISA and unit trust business, and comprises the new annual premiums together with 10% of single premiums. APE from insurance business in the first six months was £235m (1H05: £238m; FY05: £464m). APE from total new business in the same period was £896m (1H05: £652m; FY05: £1,296m).

1. Excludes £1.7bn (1H05: £1.8bn; FY05: £4.1bn) which is held on a temporary basis, generally as part of portfolio reconstructions.

3. Worldwide life and pensions business present value of new business premiums (PVNBP)

	Annual premiums £m	**Present value of annual premiums £m**	**Capitalisation factor**	**Single premiums £m**	**PVNBP £m**	**New business margin %**
Six months ended 30.06.06						
UK	**237**	**1,023**	**4.3**	**2,590**	**3,613**	**4.9**
International	**37**	**279**	**7.5**	**203**	**482**	**2.7**
	274	**1,302**		**2,793**	**4,095**	**4.7**
Six months ended 30.06.05						
UK	194	818	4.2	2,323	3,141	4.1
International	39	295	7.6	169	464	2.4
	233	1,113		2,492	3,605	3.9
Full year ended 31.12.05						
UK	382	1,722	4.5	4,899	6,621	4.6
International	72	524	7.3	349	873	2.9
	454	2,246		5,248	7,494	4.4

4. Profit from continuing operations after tax from covered business

	UK £m	International £m	Life and pensions total £m	Investment management[1] £m	Total £m
Six months ended 30.06.06					
Contribution from new business after cost of capital	**179**	**13**	**192**	**27**	**219**
Contribution from in-force business:					
– expected return	**158**	**33**	**191**	**12**	**203**
– experience variances	**53**	**(6)**	**47**	**12**	**59**
– operating assumption changes	**(7)**	**3**	**(4)**	**17**	**13**
Development costs	**(10)**	**–**	**(10)**	**(1)**	**(11)**
Contribution from shareholder net worth	**32**	**8**	**40**	**3**	**43**
Operating profit	**405**	**51**	**456**	**70**	**526**
Variation from longer term investment return	**125**	**(31)**	**94**	**(8)**	**86**
Effect of economic assumption changes	**(2)**	**(16)**	**(18)**	**–**	**(18)**
Profit from continuing operations before tax	**528**	**4**	**532**	**62**	**594**
Tax	**(175)**	**(1)**	**(176)**	**(18)**	**(194)**
Profit from continuing operations after tax	**353**	**3**	**356**	**44**	**400**
Six months ended 30.06.05					
Contribution from new business after cost of capital	129	11	140	21	161
Contribution from in-force business:					
– expected return	145	29	174	10	184
– experience variances	11	–	11	12	23
– operating assumption changes	(4)	(3)	(7)	13	6
Development costs	(5)	–	(5)	–	(5)
Contribution from shareholder net worth	64	8	72	3	75
Operating profit	340	45	385	59	444
Variation from longer term investment return	135	10	145	11	156
Effect of economic assumption changes	21	(11)	10	1	11
Profit from continuing operations before tax	496	44	540	71	611
Tax	(131)	(15)	(146)	(21)	(167)
Effect of UK tax changes	(276)	–	(276)	–	(276)
Profit from continuing operations after tax	89	29	118	50	168
Full year ended 31.12.05					
Contribution from new business after cost of capital	306	25	331	49	380
Contribution from in-force business:					
– expected return	294	62	356	21	377
– experience variances	89	–	89	25	114
– operating assumption changes	(14)	(5)	(19)	14	(5)
Development costs	(20)	–	(20)	(1)	(21)
Contribution from shareholder net worth	146	18	164	6	170
Operating profit	801	100	901	114	1,015
Variation from longer term investment return	653	53	706	35	741
Effect of economic assumption changes	3	5	8	–	8
Profit from continuing operations before tax	1,457	158	1,615	149	1,764
Tax	(421)	(51)	(472)	(45)	(517)
Effect of UK tax changes	(276)	–	(276)	–	(276)
Profit from continuing operations after tax	760	107	867	104	971

1. For covered business, Investment management comprises managed pension funds and is included in the total Investment management result of £87m (1H05: £70m; FY05: £136m).

5. Life and pensions operating profit

	30.06.06 £m	30.06.05 £m	Full year 2005 £m
UK	**405**	340	801
USA	**20**	19	24
Netherlands	**17**	16	43
France	**14**	10	33
	456	385	901

6. Investment management operating profit

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Managed pension funds	**70**	59	114
Ventures	**2**	2	4
Property	**4**	3	4
Retail investments	**5**	4	7
Other external income	**4**	2	5
Other income	**2**	–	2
	87	70	136

7. Variation from longer term investment return

	30.06.06 £m	30.06.05 £m	Full year 2005 £m
Total covered business	**86**	156	741
General insurance	**(1)**	(2)	8
Other operational income	**28**	52	121
	113	206	870

For covered business, the variation from longer term investment return represents the effect of the investment performance and changes to investment policy in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

8. Time value of options and guarantees

	At 30.06.06 £m	At 30.06.05 £m	Full year 2005 £m
Life and pensions:			
UK with-profits	**2**	4	2
UK non profit	**16**	25	21
International	**12**	8	5
	30	37	28

9. Embedded value

	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
At 30.06.06					
Value of in-force business	**3,405**	**601**	**4,006**	**250**	**4,256**
Shareholder net worth	**1,714**	**248**	**1,962**	**216**	**2,178**
Embedded value	**5,119**	**849**	**5,968**	**466**	**6,434**
At 30.06.05					
Value of in-force business	2,935	476	3,411	215	3,626
Shareholder net worth	1,464	290	1,754	188	1,942
Embedded value	4,399	766	5,165	403	5,568
At 31.12.05					
Value of in-force business	3,142	570	3,712	238	3,950
Shareholder net worth	1,762	298	2,060	184	2,244
Embedded value	4,904	868	5,772	422	6,194

For the UK life and pensions business, shareholder net worth comprises the shareholder retained capital (SRC) and the Sub-fund both net of an appropriate allowance for tax and intra-group subordinated debt capital at its face value of £602m.

10. Reconciliation of shareholder net worth of covered business

	At 30.06.06 £m	At 30.06.05 Restated £m	At 31.12.05 £m
Shareholder net worth of long term operations (IFRS basis)	**3,520**	3,188	3,481
Other assets (IFRS basis)	**732**	609	776
Ordinary shareholders' equity on the IFRS basis	**4,252**	3,797	4,257
Purchased interests in long term business	**(29)**	(24)	(25)
Sub-fund	**292**	258	287
Deferred acquisition costs/deferred income liabilities	**(927)**	(780)	(790)
Deferred tax[1]	**(686)**	(528)	(646)
Other[2]	**8**	(172)	(63)
Shareholder net worth on the EEV basis	**2,910**	2,551	3,020
Represented by:			
Shareholder net worth of long term operations (EEV basis)	**2,178**	1,942	2,244
Other assets (IFRS basis)	**732**	609	776
	2,910	2,551	3,020

1. Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' assets were eventually distributed.
2. Other relates primarily to the different treatment of sterling reserves and other long term reserves under EEV compared with IFRS.

11. Effect of UK tax changes

The 2005 tax charge of £276m represented a one-off reduction in the embedded value arising from a change in tax law. The Finance (No. 2) Act 2005 included provisions which changed the way in which investment return is apportioned between categories of business for the purposes of computing taxable profits earned from writing pension business. These changes resulted in significantly larger taxable pension business profits in the non profit part of the fund.

12. Assumptions

	At 30.06.06 % pa	At 30.06.05 % pa	At 31.12.05 % pa	At 31.12.04 % pa
UK				
Equity risk premium	**3.0%**	3.0%	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%	2.0%
Investment return				
– Gilts:				
Fixed interest	**4.6%**	4.2%	4.1%	4.5%
RPI linked	**4.7%**	4.2%	4.2%	4.5%
– Non gilts:				
Fixed interest	**4.9% – 5.3%**	4.5% – 5.0%	4.4% – 4.8%	4.9% – 5.3%
RPI linked	**4.7% – 5.2%**	4.3% – 4.8%	4.2% – 4.6%	4.7% – 5.1%
– Equities	**7.6%**	7.2%	7.1%	7.5%
– Property	**6.6%**	6.2%	6.1%	6.5%
Risk margin	**3.0%**	3.0%	3.0%	3.0%
Risk discount rate (after tax)	**7.6%**	7.2%	7.1%	7.5%
Inflation				
– Expenses/earnings	**4.1%**	3.6%	3.9%	3.8%
– Indexation	**3.1%**	2.6%	2.9%	2.8%
USA				
Reinvestment rate	**5.9%**	4.7%	5.1%	4.9%
Risk margin	**3.0%**	3.0%	3.0%	3.0%
Risk discount rate (after tax)	**8.2%**	7.0%	7.4%	7.3%
Europe				
Government bond rate	**4.1%**	3.3%	3.3%	3.8%
Risk margin	**3.0%**	3.0%	3.0%	3.0%
Risk discount rate (after tax)	**7.1%**	6.3%	6.3%	6.8%

Operational assumptions, which are reviewed annually to reflect recent operating experience, are largely unchanged from those made at the end of 2005. The value of new business has been calculated using actual acquisition costs.

13. Segmental analysis of ordinary shareholders' equity

	At 30.06.06 £m	At 30.06.05 Restated £m	At 31.12.05 £m
UK[1]	**5,119**	4,399	4,904
Society shareholder capital[2]	**2,042**	2,048	1,896
	7,161	6,447	6,800
Embedded value of international life and pensions businesses			
– USA	**537**	543	566
– Netherlands	**197**	138	192
– France	**115**	85	110
	8,010	7,213	7,668
Investment management	**564**	489	506
	8,574	7,702	8,174
General insurance	**164**	161	167
Corporate funds[3]	**(1,572)**	(1,686)	(1,371)
	7,166	6,177	6,970

1. Includes £602m of intra-group subordinated debt capital attributed to the SRC.
2. Represents surplus capital held outside the UK Long Term Fund, including the rights issue proceeds.
3. Includes the convertible debt of £518m (1H05: £501m; FY05: £509m), senior debt of £602m and subordinated borrowings of £813m (1H05: £801m; FY05: £809m). £602m has been lent on to the UK Long Term Fund.

Consolidated Income Statement

Six months ended 30 June 2006

	Notes	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Profit from continuing operations				
Life and pensions	15	**252**	228	489
Investment management	16	**65**	48	103
General insurance	17	**2**	4	14
Other operational income	18	**15**	18	41
Operating profit		**334**	298	647
Variation from longer term investment return		**7**	63	139
Shareholder retained capital (SRC) movement	19	**39**	116	516
Property income attributable to minority interests		**21**	11	81
Profit from continuing operations before tax attributable to equity holders		**401**	488	1,383
Tax		**(124)**	(124)	(371)
Profit from continuing operations after tax		**277**	364	1,012
Profit from discontinued operations	24	**–**	13	13
Profit from ordinary activities after tax		**277**	377	1,025
Profit attributable to minority interests	28	**(21)**	(11)	(81)
Profit attributable to equity holders of the Company		**256**	366	944

		p	p	p
Earnings per share				
Based on operating profit from continuing operations after tax attributable to ordinary equity holders		**3.69**	3.17	7.04
Based on profit attributable to ordinary equity holders of the Company	25	**3.95**	5.53	14.33
Diluted earnings per share				
Based on operating profit from continuing operations after tax attributable to ordinary equity holders		**3.67**	3.13	7.00
Based on profit attributable to ordinary equity holders of the Company	25	**3.93**	5.38	13.95

This supplementary information provides further analysis of the results reported under IFRS and we believe gives shareholders a better understanding of the underlying performance of the business.

The 30 June 2005 comparatives have been restated. Details of these restatements can be found in Notes 14 and 21.

Supplementary Operating Profit Information based on results reported under International Financial Reporting Standards

Notes to the Consolidated Income Statement – Operating Profit Basis

Six months ended 30 June 2006

14. Basis of preparation

For UK long term insurance business, operating profit is the accrued distributable transfer from the UK Long Term Fund (LTF) to shareholders, grossed up at the corporate tax rate. For non profit business, it is augmented by the interest paid on the intra-group subordinated debt capital included within the SRC. Operating profit includes a longer term investment return on shareholders', General insurance and Netherlands' funds held outside the UK LTF. It excludes investment variances and the change in the SRC. The income statement comprises returns to shareholders and excludes policyholders' returns. This supplementary information provides further analysis of the results reported under IFRS and we believe gives shareholders a better understanding of the underlying performance of the business.

In addition to the restatement described in Note 21, the 30 June 2005 comparatives for operating profit have also been adjusted for the following items:

- An adjustment to partially smooth the investment return fluctuations has been made to the Netherlands' operating profit, which is affected by various mismatches between asset and liability valuations. This reduced the 30 June 2005 operating profit by £13m and increased the variation from longer term investment return by the same amount.
- At 31 December 2005, the results of Retail investments and Institutional fund management were combined to create a new segment called Investment management. The Retail investments operating profit of £4m for the period ending 30 June 2005 has been reclassified from Other operational income and included in Investment management.

15. Life and pensions operating profit

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
With-profits business	**40**	32	66
Non profit business	**175**	151	349
UK	**215**	183	415
USA	**33**	27	52
Netherlands	**(3)**	18	18
France	**7**	–	4
Worldwide	**252**	228	489

16. Investment management operating profit

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Managed pension funds	**45**	33	74
Ventures	**2**	2	4
Property	**4**	3	4
Retail investments	**5**	4	7
Other external income	**4**	2	5
Other income	**5**	4	9
	65	48	103

17. General insurance gross premiums and operating profit

	30.06.06 Premiums written £m	30.06.06 Operating profit £m	30.06.05 Premiums written £m	30.06.05 Operating profit £m	Full year 2005 Premiums written £m	Full year 2005 Operating profit £m
From continuing operations						
Household	**115**	**2**	115	2	234	7
Other businesses	**46**	**–**	55	2	100	7
	161	**2**	170	4	334	14

18. Other operational income

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Shareholders' other income			
Investment return on ordinary shareholders' equity	**69**	55	127
Interest expense	**(48)**	(30)	(75)
	21	25	52
Other operations[1]	**(1)**	(3)	(5)
Unallocated corporate and development expenses	**(5)**	(4)	(6)
	15	18	41

1. Principally the Regulated mortgage network.

19. Movement in SRC

	30.06.06 £m	30.06.05 £m	Full year 2005 £m
Investment income	**45**	36	67
Interest expense and charges	**(1)**	(1)	(3)
Realised investment gains	**95**	48	191
Unrealised investment (losses)/gains	**(35)**	46	132
Investment return on SRC	**104**	129	387
Net capital released from non profit business	**110**	138	478
Distribution of operating profit from non profit business	**(175)**	(151)	(349)
SRC movement before tax	**39**	116	516
SRC at beginning of period	**2,560**	2,196	2,196
SRC movement before tax	**39**	116	516
Tax charge	**(33)**	(18)	(148)
SRC movement included in the statement of recognised income and expense	**25**	7	(4)
SRC at end of period	**2,591**	2,301	2,560

SRC includes intra-group subordinated debt capital of £602m.

Condensed Consolidated Income Statement

	Notes	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Net premiums earned		**1,804**	1,899	3,672
Fees from fund management and investment contracts		**248**	148	348
Investment return		**2,730**	9,994	26,931
Operational income		**23**	8	38
Total revenue		**4,805**	12,049	30,989
Net claims and change in insurance liabilities		**1,203**	2,806	6,386
Change in provisions for investment contract liabilities		**2,511**	7,669	21,369
Other expenses		**698**	998	1,645
Total expenses		**4,412**	11,473	29,400
Profit before income tax		**393**	576	1,589
Income tax attributable to policyholder returns		**8**	(88)	(206)
Profit from continuing operations before income tax attributable to equity holders		**401**	488	1,383
Total income tax expense		**(116)**	(212)	(577)
Less income tax attributable to policyholder returns		**(8)**	88	206
Income tax attributable to equity holders		**(124)**	(124)	(371)
Profit from continuing operations after income tax		**277**	364	1,012
Profit from discontinued operations	24	**–**	13	13
Profit from ordinary activities after income tax		**277**	377	1,025
Attributable to:				
Minority interests		**21**	11	81
Equity holders of the Company		**256**	366	944
Dividend distributions to ordinary equity holders of the *Company during the period*	22	**236**	224	331
Distributions during the period on subordinated borrowings designated as equity		**–**	8	16
Dividend distributions to ordinary equity holders of the Company proposed after the period end		**113**	107	236
		p	p	p
Earnings per share	25			
Based on profit from continuing operations after income tax attributable to ordinary equity holders		**3.95**	5.33	14.13
Diluted earnings per share	25			
Based on profit from continuing operations after income tax attributable to ordinary equity holders		**3.93**	5.19	13.76

This financial information was approved by the Board on 26 July 2006.

The results for the six months to 30 June 2006 and 30 June 2005 are unaudited, but have been subject to a review by the Group's independent auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the consolidated Group financial statements published on 16 March 2006 which have been filed with the Registrar of Companies. The published full year 2005 consolidated Group financial statements prepared under IFRS included an independent auditors' report which was unqualified and did not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985. The 30 June 2005 comparatives have been restated. Details of this restatement can be found in Note 21.

Condensed Consolidated Balance Sheet

	Notes	At 30.06.06 £m	At 30.06.05 Restated £m	At 31.12.05 £m
Assets				
Investments		**193,050**	163,963	186,413
Other assets		**6,891**	6,104	5,452
		199,941	170,067	191,865
Equity and liabilities				
Ordinary shareholders' equity		**4,252**	3,797	4,257
Subordinated borrowings designated as equity	27	**–**	394	394
Minority interests	28	**318**	215	285
Total equity	26	**4,570**	4,406	4,936
Subordinated borrowings	27	**813**	407	415
Unallocated divisible surplus		**1,982**	1,938	1,894
Participating contract liabilities		**19,764**	19,152	20,277
Non-participating contract liabilities		**167,126**	138,687	158,956
Senior borrowings	27	**1,682**	1,566	1,634
Other creditors and provisions		**4,004**	3,911	3,753
Total liabilities		**195,371**	165,661	186,929
		199,941	170,067	191,865

Consolidated Statement of Recognised Income and Expense

Six months ended 30 June 2006

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Fair value losses on cash flow hedges	**(3)**	–	–
Exchange differences on translation of overseas operations	**(26)**	7	20
Actuarial gains/(losses) on defined benefit pension scheme	**64**	(28)	(55)
Actuarial (gains)/losses on defined benefit pension scheme transferred to unallocated divisible surplus	**(28)**	11	22
Net change in financial investments designated as available-for-sale	**(12)**	–	(10)
Net expense recognised directly in equity	**(5)**	(10)	(23)
Profit from ordinary activities after income tax	**277**	377	1,025
Total recognised income and expense for the period	**272**	367	1,002
Attributable to:			
Minority interests	**21**	11	81
Equity holders of the Company	**251**	356	921

Condensed Consolidated Cash Flow Statement

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
Profit from ordinary activities after income tax	**277**	377	1,025
Adjustments for non cash movements in net profit for the period	**(2,371)**	(9,572)	(25,875)
Net decrease in operational assets	**(9,112)**	(8,188)	(16,727)
Net increase in operational liabilities	**8,161**	15,888	37,173
Cash used in operations	**(3,045)**	(1,495)	(4,404)
Interest paid	**(73)**	(43)	(96)
Interest received	**1,653**	1,471	2,967
Income tax paid	**(184)**	(155)	(240)
Dividends received	**1,843**	1,329	2,576
Net cash flows from operating activities	**194**	1,107	803
Cash flows from investing activities			
Net acquisition of plant and equipment	**(9)**	(9)	(22)
Net proceeds from disposal of Ventures' investments	**-**	–	23
Net proceeds from disposal of Gresham	**-**	73	73
Non-financial investments purchased	**(2)**	–	(19)
Net cash flows from investing activities	**(11)**	64	55
Cash flows from financing activities			
Dividend distributions to ordinary equity holders of the Company during the period	**(236)**	(224)	(331)
Distributions during the period on subordinated borrowings designated as equity	**–**	(8)	(16)
Proceeds from issue of ordinary share capital	**12**	–	1
Purchase of treasury shares	**(9)**	(11)	(15)
Increase in borrowings	**45**	493	507
Other	**–**	–	(1)
Net cash flows from financing activities	**(188)**	250	145
Net (decrease)/increase in cash and cash equivalents	**(5)**	1,421	1,003
Exchange (losses)/gains on cash and cash equivalents	**(15)**	(3)	6
Cash and cash equivalents at beginning of period	**4,001**	2,992	2,992
Cash and cash equivalents at end of period	**3,981**	4,410	4,001

The Group's consolidated cash flow statement includes all cash and cash equivalent flows of the Group, including those relating to the *UK Long Term Fund.*

Notes to the Financial Information

Six months ended 30 June 2006

20. Basis of preparation

The Group's financial information for the period ended 30 June 2006 has been prepared in accordance with the Listing Rules of the Financial Services Authority (FSA). The Group's financial information has been prepared in accordance with the accounting policies that the Group expects to adopt for the 2006 year end which are consistent with the principal accounting policies which were set out in the Group's 2005 consolidated financial statements. The principal accounting policies adopted by the Group for the 2005 year end, as set out in the Group's 2005 consolidated financial statements, were consistent with IFRSs issued by the IASB as adopted by the European Commission (EC) for use in the European Union (EU). The Group has chosen not to adopt IAS 34 'Interim Financial Reporting' in preparing its 2006 interim accounts since adoption of this standard is not mandatory until the EU Transparency Directive is implemented through the FSA's Listing Rules.

The preparation of the financial information includes the use of estimates and assumptions that affect items reported in the consolidated balance sheet and income statement and the disclosure of contingent assets and liabilities at the date of the financial information. Although these estimates are based on management's knowledge and understanding of current circumstances and future events and actions, actual results may differ from those estimates, possibly significantly.

The accounting policies have been consistently applied to all periods presented.

21. Restatement of prior year comparatives

After the 2005 Interim Results were presented under IFRS, the interpretation of provisions within IAS 32, 'Financial Instruments: Disclosure and Presentation', required the £400m 5.875% undated subordinated notes to be classified as equity, rather than as a liability. The change in classification resulted in an increase in reported profit after tax for the six months to 30 June 2005 of £8m, due to the corresponding reclassification of interest payments as distributions and an increase in total equity of £398m. On 13 March 2006, the terms were modified to remove the discretionary nature of the interest and it is now classified as debt. The debt has been recognised at the prevailing fair value on the date of the variation.

22. Dividends

	30.06.06 p	**30.06.06 £m**	30.06.05 p	30.06.05 £m	Full year 2005 p	Full year 2005 £m
Ordinary share dividend paid in the period	**3.63**	**236**	3.45	224	5.10	331
Ordinary share dividend proposed[1]	**1.74**	**113**	1.65	107	3.63	236

1. The dividend proposed has not been included as a liability in the balance sheet.

23. Segmental analysis

The Group is organised into three main business segments:

- Long term business
- General insurance
- Investment management

Other operations comprise Shareholders' assets, Regulated mortgage network, Estate agencies and Corporate expenses, none of which constitute a separately reportable segment.

Six months ended 30 June 2006	**Long term business £m**	**Investment management £m**	**General insurance £m**	**Other operations £m**	**Elimination of inter segment amounts £m**	**Total £m**
Total revenue from continuing operations	**2,469**	**2,067**	**154**	**225**	**(110)**	**4,805**
Total expenses from continuing operations	**2,245**	**1,984**	**158**	**135**	**(110)**	**4,412**
Profit from continuing operations after income tax	**151**	**45**	**(3)**	**84**	**–**	**277**
Profit from discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**
Inter segment revenue	**–**	**(34)**	**–**	**(76)**	**110**	**–**

Six months ended 30 June 2005 (Restated)	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	5,091	6,704	160	205	(111)	12,049
Total expenses from continuing operations	4,717	6,625	154	88	(111)	11,473
Profit from continuing operations after income tax	227	34	3	100	–	364
Profit from discontinued operations	–	–	13	–	–	13
Inter segment revenue	–	(28)	(1)	(82)	111	–

Full year ended 31 December 2005	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	11,512	18,833	328	559	(243)	30,989
Total expenses from continuing operations	10,373	18,724	311	235	(243)	29,400
Profit from continuing operations after income tax	650	71	13	278	–	1,012
Profit from discontinued operations	–	–	13	–	–	13
Inter segment revenue	–	(59)	(2)	(182)	243	–

24. Profit from discontinued operations

Gresham Insurance Company Limited

On 31 March 2005, the Group sold its 90% stake in its subsidiary Gresham to Barclays Bank Plc for a consideration of £85m, of which £4m was paid in dividends by Gresham and the remainder in cash by Barclays. The transaction resulted in an exceptional profit before tax of £15m (£15m after tax).

	30.06.06 £m	30.06.05 £m	Full year 2005 £m
Post tax result from discontinued operations to 31 March 2005	**–**	(2)	(2)
Gain on disposal	**–**	15	15
Profit for the period from discontinued operations after income tax	**–**	13	13

25. Earnings per share

	30.06.06 Basic	**30.06.06 Diluted**	30.06.05 Restated Basic	30.06.05 Restated Diluted	Full year 2005 Basic	Full year 2005 Diluted
Based on profit from continuing operations after income tax	**3.95**	**3.93**	5.33	5.19	14.13	13.76
Based on profit from discontinued operations after income tax	**–**	**–**	0.20	0.19	0.20	0.19
Based on profit attributable to ordinary equity holders	**3.95**	**3.93**	5.53	5.38	14.33	13.95

26. Movement in equity

	30.06.06 £m	30.06.05 Restated £m	Full year 2005 £m
At beginning of period	**4,936**	4,283	4,283
Total recognised income and expense	**272**	367	1,002
Issue of ordinary share capital	**12**	–	1
Net movements in employee share schemes and treasury shares	**(4)**	(2)	7
Dividend distributions to ordinary equity holders of the Company during the period	**(236)**	(224)	(331)
Distributions during the period on subordinated borrowings designated as equity	**–**	(8)	(16)
Movements in minority interests including disposals	**12**	(10)	(10)
Reclassification of subordinated borrowings from equity to debt	**(394)**	–	–
Fair value loss after tax on reclassification of subordinated borrowings as debt	**(28)**	–	–
At end of period	**4,570**	4,406	4,936

27. Analysis of borrowings

	At 30.06.06 £m	At 30.06.05 Restated £m	At 31.12.05 £m
Subordinated borrowings designated as equity			
5.875% Sterling undated subordinated notes	–	394	394
Subordinated borrowings			
5.875% Sterling undated subordinated notes	**429**	–	–
4.0% Euro subordinated notes 2025	**384**	407	415
Total subordinated borrowings	**813**	801	809
Senior borrowings			
2.75% Sterling convertible bond 2006	**518**	501	509
Sterling medium term notes 2031-2041	**602**	602	608
Euro commercial paper 2006	**111**	71	110
Bank loans 2006	**25**	4	6
Non-recourse financing			
– US Dollar Triple X securitisation 2025	**286**	295	308
– Sterling property partnership loans 2011	**140**	93	93
Total senior borrowings	**1,682**	1,566	1,634
Total borrowings	**2,495**	2,367	2,443
Total borrowings (excluding non-recourse financing)	**2,069**	1,979	2,042

The convertible bond matures in December 2006 and is convertible into ordinary shares of Legal & General Group Plc at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which would represent approximately 4.4% of the current issued share capital.

Legal & General Group Plc has in issue €600m of 4% dated subordinated notes. The proceeds were swapped into sterling and will be used to repay part of the convertible bond which matures in December 2006. The notes are callable on 8 June 2015 and each year thereafter. If not called, the coupon from 8 June 2015 will reset to a floating rate of interest based on prevailing three month Euribor plus 1.7% pa.

Legal & General Group Plc also has in issue £400m of 5.875% undated subordinated notes. These notes are callable on 1 April 2019 and every five years thereafter. If not called, the coupon from 1 April 2019 will be reset to the prevailing five year benchmark gilt yield plus 2.33% pa.

Coupon payments on both subordinated issues may be deferred if no dividend is paid on the Group's ordinary shares.

The undated subordinated notes were classified as equity in 2005 because their perpetual nature meant that in certain circumstances, interest could be deferred indefinitely. On 13 March 2006 the Group entered into a supplementary trust deed to remove the discretionary nature of the interest in respect of the undated subordinated notes which had the effect of reclassifying the notes from equity to liability and coupon payments from distributions to interest. Upon reclassification the new debt component was recognised at fair value.

The Euro dated subordinated notes are treated as lower tier II capital for regulatory purposes and the sterling undated subordinated notes as upper tier II capital.

A subsidiary of Legal & General America has in issue US$550m of non-recourse debt in the US domestic capital markets to meet the Triple X reserve requirements on the US term insurance business. It is secured on the cash flows related to this business.

The property partnership loans are secured on specific properties.

Of the total borrowings £602m (1H05:£602m; FY05: £602m) is attributed to the SRC.

28. Minority interests

Minority interests represent third party interests in property investment vehicles which are consolidated in the Group's results.

29. Foreign exchange rates

Period end exchange rates	At 30.06.06	At 30.06.05	At 31.12.05
United States Dollar	**1.85**	1.79	1.72
Euro	**1.45**	1.48	1.46

Average exchange rates	01.01.06 – 30.06.06	01.01.05 – 30.06.05	01.07.05 – 31.12.05
United States Dollar	**1.79**	1.87	1.77
Euro	**1.46**	1.46	1.47

30. Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph 'liabilities'). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Limited (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding NV (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

Independent Review Report to Legal & General Group Plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated balance sheet as at 30 June 2006 and associated notes prepared on the European Embedded Value basis, and the condensed consolidated income statement, condensed consolidated balance sheet as at 30 June 2006, the consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and associated notes, prepared in accordance with the accounting policies set out in note 20 (together, the "financial information"). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The interim report has been prepared in accordance with the bases set out in Notes 1 and 20.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26 July 2006

Notes:
(a) The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Shareholder Information

Shareholders at 30 June 2006

Categories of ordinary shareholder and ranges of shareholdings at 30 June 2006 were:

	Shareholders		Shares	
	Number	%	Number	%
Category of shareholder				
Individuals	37,224	72.7	377,543,016	5.8
Banks	7	0.0	46,200,715	0.7
Nominee companies	12,704	24.8	5,913,738,667	90.6
Insurance companies and pension funds	28	0.1	491,119	0.0
Limited companies	826	1.6	100,957,008	1.5
Other corporate bodies	399	0.8	88,976,048	1.4
	51,188	100.0	6,527,906,573	100.0
Range of holdings				
1 – 20,000	44,794	87.6	213,490,165	3.3
20,001 – 100,000	4,722	9.2	186,098,955	2.9
100,001 – 500,000	889	1.7	194,411,824	3.0
500,001 and over	783	1.5	5,933,905,629	90.8
	51,188	100.0	6,527,906,573	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). *All shareholder enquiries should be addressed to Lloyds TSB Registrars.*

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited. If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneralgroup.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed interim dividend for 2006, payable on 2 October 2006, is 8 September 2006 and the shares will trade ex-dividend on the London Stock Exchange from 6 September 2006.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares. Should you wish to participate in the DRIP in respect of the interim dividend to be paid on 2 October 2006, a completed and signed DRIP mandate form should be received by the Registrars no later than 18 September 2006. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneral.com.

2006 Results Presentation: An audio recording of the presentation given to analysts and fund managers by Tim Breedon, Group Chief Executive and Andrew Palmer, Group Director (Finance), and the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneralgroup.com. A full copy of the announcement, sent to the London Stock Exchange on 27 July 2006, can also be viewed on the shareholder site.

Forward-looking statements:
This document may contain certain forward-looking statements with respect to certain of Legal & General Group Plc's plans and its current goals and expectations relating to future financial condition, performance and results. By their nature forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Legal & General Group Plc's control, including, among others, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, the impact of competition, the timing, impact and other uncertainties of future mergers or combinations within relevant industries. As a result, Legal & General Group Plc's actual future condition, performance and results may differ materially from the plans, goals and expectations set out in Legal & General Group Plc's forward-looking statements. Legal & General Group Plc does not undertake to update forward-looking statements contained in this document or any other forward-looking statement it may make.

Designed and produced by Black Sun Plc. Photography by Julian Calder.
This report is printed on paper made from 55% recycled fibre and 45% virgin elemental chlorine-free fibre from certified sustainable resources. Printed by Beacon Press using their *pureprint* environmental print technology committed to reducing the impact of printing on the environment. On average over 84% of any waste associated with this report will be recycled. The printer is registered to environmental management systems ISO14001 and EMAS and is a CarbonNeutral® company.

Making A Difference
in our communities and
to our environment

Making a Difference

It is important to us to recognise employees who devote time to charitable, community or environmental activities. In 2005, we introduced our 'Making a Difference' (MAD) Awards scheme, which was designed to reward employees who show outstanding commitment to the environment. This year, we have expanded the MAD Awards to encompass community and charity work too. By means of this scheme, commitment can be rewarded on a regular and spontaneous basis throughout the year, culminating in an awards ceremony at the end of the year.



In business, the environment and the community – Legal & General employees are making a difference



Making a difference in the workplace

Outstanding commitment and the ability to 'make a difference' are qualities also applicable to the workplace. In one of the most complex projects ever undertaken at Legal & General, many of our internal systems and processes were redesigned to effect the changes required by new pensions simplification legislation, which came into force on 6 April 2006. We also undertook an extensive communication programme with policyholders and advisers to inform them of the changes and opportunities brought about by the legislation. The project's success demonstrates our strength and flexibility as well as teamwork and an ability to embrace change. Just some of our many employees who contributed to the delivery of the project are shown here.

Help create efficiencies and protect the environment by receiving your communications online. For more information visit: www.shareview.co.uk

www.legalandgeneralgroup.com

Legal & General Group Plc
Registered in England and Wales No. 1417162
Registered Office: Temple Court, 11 Queen Victoria Street, London EC4N 4TP
T 020 7528 6200, F 020 7528 6222

Legal & General